

September 24, 2014

Via E-mail
Nicholas S. Schorsch
Chairman of the Board of Directors
American Realty Capital Hospitality Trust, Inc.
405 Park Avenue
New York, NY  10022

> **Re:** **American Realty Capital Hospitality Trust, Inc.**
> **Post-effective amendment to Form S-11**
> **Filed September 19, 2014**
> **File No. 333-190698**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comment.  Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Annex A, page A-1

1.      Please update the pro-forma financial information within Annex A through June 30, 2014 consistent with what has been filed in Exhibit 99.2 of your 8-K filed on September 19, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee, Staff Accountant, at 202-551-3468 or Jennifer Monick, Staff Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.  Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc:     Peter M. Fass, Esq.
        Proskauer Rose LLP
        Via E-mail